EXHIBIT 4.04
English Language Summary of the Share Purchase Agreement Between the Ipiranga Group Key
Shareholders and Ultrapar dated March 18, 2007
Preamble
The Preamble to the agreement records the number of shares that certain individuals hold in Refinaria de Petróleo Ipiranga S.A. (“RPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”); and Companhia Brasileira de Petróleo Ipiranga (“CBPI”), (“Sellers”). These shareholders jointly own 6,151,418 common shares and 2,700,790 preferred shares in RPI; 7,013,396 common and 2,692,896 preferred shares in DPPI; and 1,288,290 common and 264,780 preferred shares in CBPI. Of these shares, 5,744,232 of RPI’s common shares and 5,093,588 of DPPI’s common shares are subject to a February 23, 1994 RPI shareholder agreement and an October 27, 1981 DPPI shareholder agreement. The Preamble further notes that the Sellers own 99.97% of the shares subject to the RPI shareholder agreement and 93.47% of the shares under the DPPI shareholder agreement, and that the Sellers intend to sell all of these shares to Ultrapar
Moreover, the Preamble acknowledges that Ultrapar, the purchaser of the shares, has entered into an Investment Agreement with Braskem and Petrobras. Under the terms of this contract, Ultrapar agreed to purchase three sets of assets owned by the Ipiranga Group parent companies: the companies’ petrochemical assets, which Ultrapar would acquire as the commission agent for Braskem and Petrobras (“Petrochemical Assets”); the distribution assets located in the North, Northeast and Mid-West regions (the “North Distribution Assets”), which it would acquire as the commission agent for Petrobras; and the distribution assets located in the South and Southeast regions (the “South Distribution Assets”), which it would acquire on its own behalf. The share purchase agreement lists Braskem and Petrobras as intervening and consenting parties to the contract.
Purchase Price
The agreement provides that the Sellers will sell and transfer to Ultrapar all their shares in the Ipiranga Group companies, unencumbered of any burdens or restrictions on their transfer, for a purchase price of 2,000,165,366.43 reais. This purchase price reflects the following per-share values: 132.85184 reais for each common share under the RPI shareholder agreement; 106.28147 reais for each RPI common share not subject to the shareholder agreement; 38.93 reais for each RPI preferred share; 140.08671 reais for each common share under the DPPI shareholder agreement; 112.06937 reais for each DPPI common share not subject to the shareholder agreement; 29.57 reais for each DPPI preferred share; 58.10 reais for each CBPI common share; and 20.55 for each CBPI preferred share.
Closing
The agreement sets the closing date as the fifth business day after the issuance of notice to Ultrapar by the Sellers’ representatives informing that all the conditions precedent for closing are completed. The parties agree to transfer the shares in exchange for the purchase price on this date, executing any documents required by Brazilian law, the companies’ bylaws or the parent companies’ shareholder agreements to effect this transfer. The agreement also provides for Ultrapar to pay the Sellers’ financial advisors and legal counsel directly, as well as certain executives of the Ipiranga Group companies. In addition, the agreement requires the current members of the parent companies’ boards of directors and fiscal councils to call meetings to elect new directors appointed by Ultrapar and to resign from their current positions up to 48 hours before closing.

Conditions Precedent for Closing
The agreement stipulates that the parties’ contractual obligations are subject to material conditions, including the accuracy of the Sellers’ representations and warranties. Moreover all the subscribers of the shareholders agreements of DPPI and RPI must also waive, or decline to enforce within the stipulated post-notice period, their right to first refusal in relation to any shares bound by such shareholder agreements. The agreement further requires the Sellers to prevent the companies from carrying out several enumerated acts, unless they are carried out in the normal course of their business, required by the share purchase agreement or the transfer of shares, or mandated by law. These proscribed acts include: any alteration to the companies’ bylaws; any merger or incorporation; any mortgage or other encumbrance of the assets or property of the companies; alteration to the dividend policy or to payments of interest on equity capital; disposal of any property or assets, including equipment owned by the companies; acquiring shares in, or entering into joint ventures with, other companies; undertaking or granting new loans; acknowledgement of bankruptcy; issuance of any securities; commencement of any legal or administrative mediation or arbitration processes relevant to the companies’ business and financial conditions; committing the companies to new areas of business not related to the objectives set out in their bylaws; entrance into other agreements with the Sellers, or into new contracts with third parties unless made under market conditions; changing the remuneration of any of the company’s officers or employees; or waiving any rights, faculties or privileges arising from other agreements or legislation. At the same time, the Sellers must carry out any acts reasonably requested in writing by Ultrapar to facilitate the companies’ management transition.
The agreement also provides that Ultrapar, Braskem and Petrobras must submit the transaction to the Administrative Council for Economic Protection (“CADE”) for approval, although this submission is not a condition precedent for closing the transaction. The Sellers agree to cooperate fully with Ultrapar and to provide any information to which they have access at Ultrapar’s request. Ultrapar, Braskem and Petrobras assume sole responsibility for the cost of filing and submitting the agreement to CADE, including all those costs and risks stemming from an adverse decision or from an order to execute an Agreement to Preserve Reversibility of Transactions under Brazilian antitrust law. Ultrapar also undertakes the irrevocable and irreversible duty to file a request with the Brazilian Securities Commission to register a public offering to acquire shares with voting rights issued by publicly traded companies.
In addition, the agreement also contains a non-competition provision preventing a subset of the Sellers from holding or controlling any company with business activities related to thermoplastics production and liquid fuel and lubricant distribution or from setting up an incorporated or unincorporated business entity acting in the same business area as the Ipiranga Group companies for a period of five years from the date of the agreement.
Representations and Warranties
Each of the Sellers individually represents and warrants to Ultrapar that he/she is an individual legally capable of executing the agreement and discharging its obligations, that he is not subject to any pending government procedures that could interfere with this capacity, and that he legitimately owns his shares free of any encumbrances or third party rights other than those in the RPI and DPPI shareholder agreements. The Sellers also warrant that the Ipiranga Group parent companies are the legitimate owners of their shares, free and unencumbered, and that they will not execute any shareholders’ agreement that is binding on these shares.
Ultrapar, Braskem and Petrobras warrant that they are duly constituted and in good standing with local legislation, and that they are fully authorized to execute the agreement without further corporate acts or procedures.

Indemnity
The agreement stipulates that the Sellers are not liable for any losses, damages, costs or expenses, including loss of profits, incurred by the Ipiranga Group companies or by Ultrapar, Petrobras and Braskem as a result of any fact, action or omission relating to the companies or their business activities. However, each of the Sellers remains individually liable to Ultrapar for eviction of his respective shares, up to the purchase price paid for the evicted shares.
Irrevocability and Irreversibility
The parties execute the agreement on an irrevocable and irreversible basis.
Final Provisions
The agreement notes that Ultrapar is acting as commission agent for Petrobras and Braskem in purchasing the Petrochemical Assets and for Petrobras in purchasing the North Distribution Assets, and that all of Ultrapar’s rights and obligations under the agreement related to Petrochemical Assets and the North Distribution Assets, will be assigned to Petrobras and Braskem upon the transfer of their respective assets. The parties also agree not to assign the agreement to any third parties, other than Petrobras and Braskem, without the prior written consent of the other parties to the contract, nor to alter, substitute, cancel, or renew the agreement without a new written instrument executed by the parties. The agreement further stipulates that its terms and provisions are severable, and that the unenforceability of one term or provision in any jurisdiction does not render the remaining terms and conditions unenforceable.
In addition, the parties agree to submit any disputes over the agreement, other than those arising from the obligation to make payment, to the International Chamber of Commerce (“ICC”) Court of Arbitration in São Paulo, Brazil. The party receiving an adverse decision will pay the fees and costs of arbitration before the ICC, although the parties will pay their own attorneys’ fees. Each party retains the right to file for injunctive measures in the judicial district of São Paulo to protect its rights under the agreement prior to arbitration, and exercising this right does not waive the party’s right to arbitration under the agreement.

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